Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Julius Baer Americas Inc.

We consent to the use of our report dated April 8, 2008 with respect to the consolidated statements of financial position of Julius Baer Americas Inc. and Subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in stockholder’s equity and other comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2007, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
New York, New York
April 8, 2008